EXHIBIT 15
EXECUTION VERSION
PURCHASE AGREEMENT
THIS PURCHASE AGREEMENT (this "Agreement") is made on May 4, 2015
BETWEEN:
(1)	KKR CHINA HEALTHCARE INVESTMENT LIMITED, an exempted company with limited liability incorporated in the Cayman Islands with its registered office at c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands (the "Seller"); and
(2)	GOLDEN MEDITECH HOLDINGS LIMITED, an exempted company with limited liability incorporated in the Cayman Islands and having its principal place of business in Hong Kong at 48/F, Bank of China Tower, 1 Garden Road, Central, Hong Kong (the "Purchaser", and, together with the Seller, each a "Party", and collectively the "Parties").
RECITALS:
(A)	The Seller owns 7% senior unsecured convertible notes with an aggregate principal amount of US$65,000,000 (United States Dollars Sixty-Five Million) (the "Notes") issued by China Cord Blood Corporation, an exempted company with limited liability, incorporated in the Cayman Islands with its registered office at Codan Trust Company (Cayman) Limited, Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman KY1-1111, Cayman Islands (the "Company").
(B)	The Notes are convertible into ordinary shares of the Company, par value US$0.0001 per share (the "Ordinary Shares"). The Ordinary Shares are listed on the New York Stock Exchange, Inc. (the “NYSE”).
(C)	The Seller intends to sell the Notes to the Purchaser, and the Purchaser intends to purchase the Notes from the Seller, in each case upon the terms and subject to the conditions of this Agreement.
AGREEMENT:
SECTION 1
INTERPRETATION
1.1	Definitions. In this Agreement, unless the context otherwise requires, the following words and expressions have the following meanings:
"Acquisition" means the proposed acquisition by the Purchaser or one of its Controlled Affiliates of the outstanding Ordinary Shares of the Company not currently owned by the Purchaser or its Affiliates pursuant to a merger of the Company with a Controlled Affiliate of the Purchaser, resulting in a delisting of the Company from the NYSE.
"Acquisition Closing" means the closing of the Acquisition.
"Affiliate" of a Party means any other Person that directly or indirectly Controls, is Controlled by or is under direct or indirect common Control with such Party.

"Base Acquisition Price" means US$6.40 per Ordinary Share.
"Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in the PRC, Hong Kong, the Cayman Islands or New York City are required or authorized by law or executive order to be closed or on which a tropical cyclone warning no. 8 or above or a "black" rainstorm warning signal is hoisted in Hong Kong at any time between 9:00 a.m. and 5:00 p.m. Hong Kong time.
"Control" of a Person means (a) ownership of more than fifty percent (50%) of the shares in issue or other equity interests or registered capital of such Person or (b) the power to direct the management or policies of such Person, whether through ownership or voting proxy of the voting power of such Person, through the power to appoint a majority of the members of the board of directors or similar governing body of such Person, through contractual arrangements or otherwise.
"Conversion Shares" at any time means the Ordinary Shares into which the Notes are then convertible.
"Conveyance Taxes" means all sales, use, value added, transfer, stamp, share transfer, real property transfer and similar taxes.
"Distribution" means a dividend or other distribution declared or paid by the Company to the holders of Ordinary Shares after the date of this Agreement.
"Encumbrance" means any mortgage, pledge, lien, license, security interest, conditional and installment sale agreement, encumbrance, charge or other claim of a third party or a restriction of any kind, including any easement, reversion interest, right of way or other encumbrance to title, limitation on voting rights, or any option, right of first refusal or right of first offer.
"Final Acquisition Price" means the sum of (i) the consideration per Ordinary Share paid to holders of Ordinary Shares upon completion of the Acquisition pursuant to the definitive agreements of the Acquisition (including any amendments thereto, if any) and (ii) the amount per Ordinary Share of all Distributions declared after the Completion Date and prior to the Acquisition Closing. For the avoidance of doubt, such holders shall exclude any holders exercising dissenter’s rights or any holders that rollover Ordinary Shares in connection with the Acquisition.
"Governmental Authority" means any government or political subdivision thereof; any department, agency or instrumentality of any government or political subdivision thereof; any court or arbitral tribunal; and any securities exchange (including The Stock Exchange of Hong Kong Limited) or other self-regulatory body (including the Securities and Futures Commission of Hong Kong), whether domestic or foreign, in each case having competent jurisdiction.
"Hong Kong" means the Hong Kong Special Administrative Region of the PRC.
"Person" means any natural person, firm, company, Governmental Authority, joint venture, partnership, association or other entity (whether or not having separate legal personality).

"PRC" means the People's Republic of China and for the purpose of this Agreement shall exclude Hong Kong, Taiwan and the Special Administrative Region of Macau.
"Purchaser Shareholders' Approval" means the approval by the Purchaser's shareholders, at a duly convened meeting, of the purchase of the Notes by the Purchaser.
"US$" means United States Dollars, the lawful currency of the United States of America.
1.2	Terms Defined Elsewhere in this Agreement. The following terms are defined in this Agreement as follows:
"Additional Payment"	Section 5.1
"Agreement"	Preamble
"Approval Deadline"	Section 4.2
"Company"	Recitals
"Completion"	Section 3.1
"Completion Date"	Section 3.1
"Confidential Information"	Section 8.1
"Conversion Shares"	Recitals
"Grace Period"	Section 4.3
"Notes"	Recitals
"Ordinary Shares"	Recitals
"Party"	Preamble
"Principal Amount"	Recitals
"Purchase Price"	Section 2.2
"Purchaser"	Preamble
"Representatives"	Section 8.1
"Seller"	Preamble

SECTION 2
SALE AND PURCHASE OF THE NOTES
2.1	Sale and Purchase of the Notes. Upon the terms and subject to the conditions of this Agreement, the Purchaser shall purchase, and the Seller shall sell and transfer, the Notes free and clear of all Encumbrances.
2.2	Consideration. The total consideration for the sale and transfer of the Notes (the "Purchase Price") shall be the aggregate of (i) US$13,300,000, (ii) the product of (A) the Base Acquisition Price and (B) the total number of the Conversion Shares as of the Completion Date, (iii) the total amount of interest accrued but unpaid on the Notes during the period from April 27, 2015 to the Completion Date and (iv) if the Company declares any Distribution between the date of this Agreement and the Completion Date, the amount per Ordinary Share of such Distribution multiplied by the number of the Conversion Shares as of the Completion Date, to the extent that such Distribution shall not have been paid to the Seller prior to the Completion Date.

2.3	Agent. The Parties agree that the Purchaser may designate a paying or transfer agent to perform its obligations under this Section 2 on its behalf (the "Agent").
SECTION 3
COMPLETION AND TERMINATION
3.1	Time and Place. The completion of the sale and transfer of the Notes (the "Completion") shall take place at the Hong Kong offices of Paul, Weiss, Rifkind, Wharton & Garrison, 12th Floor, Hong Kong Club Building, 3A Chater Road, Central, Hong Kong on the date that is (i) the later of three Business Days after receipt of the Purchaser Shareholders' Approval and the Business Day following the day on which the Seller receives the new Notes referred to in Section 3.2(b) from the Company or (ii) such other day as both Parties may agree in writing (the "Completion Date").
3.2	Actions at Completion. At Completion,
(a)	the Purchaser shall pay or cause its Agent to pay the entire amount of the Purchase Price in cash by wire transfer of immediately available funds to an account to be notified by the Seller to the Purchaser or the Agent not later than three (3) Business Days prior to the Completion Date;
(b)	the Seller shall deliver to the Purchaser, new Notes in the principal amount of US$65,000,000 (substantially in the form of the Notes) reissued by the Company to the Purchaser as holder pursuant to terms of the Notes, free and clear of any Encumbrances; and
(c)	the Seller shall cause to be delivered to the Purchaser a copy of the duly signed resignation(s), effective as of the date hereof and subject only to the acceptance by the board of directors of the Company, of the director(s) of the Company appointed or nominated by the Seller.
3.3	Termination.
(a)	If the Purchaser Shareholders' Approval is not obtained by the Purchaser by the Approval Deadline or within the Grace Period set forth in Section 4.3, then either the Seller (provided that the Seller is not then in breach of this Agreement) or the Purchaser (provided that the Purchaser is not then in breach of this Agreement) may terminate this Agreement by written notice to the other Party. Without prejudice to Section 3.3(d), no Party shall have any claim against the other Party after the termination of this Agreement.
(b)	If a Party has breached any of its representations, warranties, covenants or agreements contained in this Agreement in any material respect, which breach cannot be cured or, if it is capable of being cured, is not cured within thirty (30) days after such breaching Party being notified in writing of the same, the other Party shall have the right to terminate this Agreement.
(c)	This Agreement may be terminated at any time on or prior to the Completion Date by the mutual written consent of the Parties.

(d)	Any such termination shall be without prejudice to the rights of the Parties accrued prior to such termination, including but not limited to any right to claim damages for breach of this Agreement.
3.4	Conveyance Taxes and Withholding Rights. The Seller shall be liable for any Conveyance Taxes which become payable in connection with the transactions contemplated by this Agreement. The Purchaser shall be entitled to deduct and withhold from any amounts otherwise payable pursuant to this Agreement such amount as it is legally required to deduct and withhold with respect to the making of such payment as a result of any applicable law. To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by the Purchaser, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Seller. The Parties acknowledge that they are not aware of any requirement under applicable law as of the date of this Agreement that would require any such deduction or withholding.
SECTION 4
CONDITIONS PRECEDENT TO COMPLETION
4.1	The obligation of the Purchaser to complete the purchase of the Notes at Completion is subject to the fulfillment, prior to or simultaneously with Completion, of the following conditions, any one or more of which may be waived in writing by the Purchaser; provided, however, that the conditions set forth in Sections 4.1(c) and 4.1(d) shall not be waived:
(a)	the representations and warranties of the Seller remaining true and correct on the Completion Date as provided in Section 6;
(b)	the Seller having performed and complied in all material respects with all of its agreements and obligations contained in this Agreement that are required to be performed or complied with by it on or before Completion;
(c)	the Purchaser having obtained the Purchaser Shareholders' Approval; and
(d)	there being no Governmental Authority or other Person that has (i) instituted or threatened any legal, arbitral or administrative proceedings or inquiry against the Purchaser to restrain, prohibit or otherwise challenge the transactions contemplated under this Agreement; or (ii) proposed or enacted any statute, regulation or policy which would prohibit, materially restrict or delay the implementation of the transactions contemplated hereunder.
4.2	The Purchaser shall proceed to seek the Purchaser Shareholders' Approval as soon as practicable and shall use reasonable best efforts to hold an extraordinary general meeting in relation to the Purchaser Shareholders' Approval not later than August 31, 2015 (such date, or September 30, 2015 if extended pursuant to the terms of this Section 4.2, the "Approval Deadline"). The Purchaser shall use its reasonable best efforts to cause the Purchaser Shareholders' Approval to be considered independently of, and at a separate shareholders' meeting from, any shareholders' vote on matters relating to the Acquisition. If, notwithstanding such reasonable best efforts, relevant Governmental Authorities require that the Purchaser Shareholders' Approval be considered at the same shareholders' meeting with matters in relation to the Acquisition, then the Approval Deadline will be extended to September 30, 2015.
4.3	Notwithstanding the provisions of Section 4.2, the Parties agree that if the Purchaser shall have delivered notice to convene the extraordinary general meeting but such extraordinary general meeting is not held before the Approval Deadline, the Seller shall not be entitled to terminate this Agreement pursuant to Section 3.3 provided such extraordinary general meeting is convened within fourteen (14) days after the Approval Deadline (the "Grace Period").
SECTION 5
ADDITIONAL PURCHASE PRICE
5.1	The Parties agree that if the Final Acquisition Price is higher than the Base Acquisition Price, then the Purchaser shall, promptly upon completion of the Acquisition, pay to the Seller an amount to be calculated as follows (the "Additional Payment"):
Additional Payment = (Final Acquisition Price - Base Acquisition Price) * total number of the Conversion Shares as of the Completion Date
5.2	The Additional Payment shall be made in cash by wire transfer of immediately available funds to the account notified by the Seller in accordance with Section 3.2(a) above or such other account as may be notified by the Seller prior to the completion of the Acquisition.
SECTION 6
REPRESENTATIONS AND WARRANTIES
6.1	Each of the Seller and the Purchaser represents and warrants to the other Party as of the date hereof and the Completion Date that (and with respect to the representations and warranties of the Purchaser, except for the consents and approvals specified in Section 4.1(c) and Section 4.1(c) as of the date hereof):
(a)	such Party has the full power and authority to enter into, execute and deliver this Agreement and to perform the transactions contemplated hereunder, and such Party is duly incorporated or organized and existing under the laws of the jurisdiction of its incorporation or organization;
(b)	the execution and delivery by such Party of this Agreement and the performance by such Party of the transactions contemplated hereunder have been duly authorized by all necessary corporate or other action of such Party;
(c)	assuming the due authorization, execution and delivery hereof by the other Parties, this Agreement constitutes the legal, valid and binding obligation of such Party, enforceable against such Party in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally; and

(d)	the execution, delivery and performance of this Agreement by such Party and the consummation of the transactions contemplated hereby will not (i) violate any provision of any organizational or governance document of such Party, (ii) require such Party to obtain any consent, approval or action of, or make any filing with or give any notice to, any Governmental Authority in such Party's country of organization or any other Person pursuant to any instrument, contract or other agreement to which such Party is a party or by which such Party is bound, other than any such consent, approval, action or filing that has already been duly obtained or made or otherwise explicitly required hereunder, (iii) conflict with or result in any breach or violation of any of the terms and conditions of, or constitute (or with notice or lapse of time or both constitute) a default under, any instrument, contract or other agreement to which such Party is a party or by which such Party is bound, or (iv) violate any law.
6.2	The Seller further represents and warrants to the Purchaser that the Seller is the legal and beneficial owner of the Notes, free and clear of all Encumbrances.
SECTION 7
FURTHER AGREEMENTS
7.1	No Transfer. The Seller shall maintain and hold the Notes and the Conversion Shares, as applicable, and without the prior written consent of the Purchaser, shall not transfer, directly or indirectly, any Note or Conversion Shares, as applicable. For the purposes of this Section 7.1, “transfer” means, in respect of any Note or Converted Share, any direct or indirect sale, assignment, transfer, pledge, hypothecation, mortgage, encumbrance, distribution or other disposition thereof or of a participation or any economic interest therein, through one or a series of transactions, or other conveyance of legal or beneficial interest therein, whether voluntarily or by operation of law or any agreement or commitment to do any of the foregoing.
7.2	No Other Conversion. Without the prior written consent of the Purchaser, the Seller shall not convert any Principal Amount into any Ordinary Shares or any other securities of the Company or any other Person pursuant to the terms of the Notes or otherwise.
SECTION 8
CONFIDENTIALITY AND RESTRICTIONS ON PUBLICITY
8.1	General Obligation. Each Party undertakes to each other Party that it shall not disclose, and that it shall use its reasonable commercial efforts to ensure that its and its subsidiaries' respective directors, equity interest holders, current or prospective partners, members, advisors and bankers, officers, employees, agents and consultants who are in receipt of any Confidential Information (collectively, "Representatives") do not disclose, to any third party any Confidential Information without the prior written consent of the concerned Party, or use any Confidential Information other than for the purposes of the transactions contemplated hereunder. The term "Confidential Information" as used in this Section 8 means (i) any non-public information concerning the organization, structure or business of any Party, (ii) the terms of this Agreement and the identities of the Parties and their respective Affiliates, and (iii) any other information or materials prepared by a Party or its Representatives that contain or otherwise reflect, or are generated from, Confidential Information.
8.2	Exceptions. The provisions of Section 8 shall not apply to:
(a)	disclosure of Confidential Information that is or becomes generally available to the public other than as a result of disclosure by or at the direction of a Party or any of the Representatives in violation of this Agreement;
(b)	disclosure by a Party to a Representative or an Affiliate of such Party, provided that such Representative or Affiliate (i) is under an obligation of confidentiality substantially similar to this Section 8 or (ii) is otherwise under a binding professional obligation of confidentiality;
(c)	disclosure (i) after giving prior notice to the other Parties to the extent practicable in the circumstances, to the extent required under the rules of any securities exchange on which the shares of a Party or any of its parent companies or the Company are listed or by applicable laws or governmental regulations or judicial or regulatory process or (ii) in connection with any judicial process regarding any legal action, suit or proceeding arising out of or relating to this Agreement; or
(d)	disclosure by the Seller or its Affiliates of Confidential Information that is reasonably necessary in connection with its reporting requirements to its limited partners in the ordinary course of business.
8.3	Publicity. Except as required by law, by any Governmental Authority (including any relevant securities exchange on which the shares of a Party or any of its parent companies or the Company are listed) or otherwise agreed by all the Parties in writing, no publicity release or public announcement shall be made by any Party concerning this Agreement, the transactions contemplated hereby or thereby or the relationship or involvement of the Parties.
SECTION 9
MISCELLANEOUS
9.1	Governing Law and Dispute Resolution. This Agreement shall be governed by and construed in accordance with the laws of Hong Kong. The Seller and the Purchaser submit to the non-exclusive jurisdiction of the courts of Hong Kong in any suit or proceedings arising out of or relating to this Agreement.
9.2	Amendment. This Agreement may not be amended, modified or supplemented except by a written instrument executed by each of the Parties.
9.3	Waiver. No waiver of any provision of this Agreement shall be effective unless set forth in a written instrument signed by the Party waiving such provision. No failure or delay by a Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of the same preclude any further exercise thereof or the exercise of any other right, power or remedy. Without limiting the foregoing, no waiver by a Party of any breach by any other Party of any provision hereof shall be deemed to be a waiver of any subsequent breach of that or any other provision hereof.
9.4	Entire Agreement. This Agreement constitutes the whole agreement between the Parties relating to the subject matter hereof and supersedes any prior agreements or understandings relating to such subject matter.
9.5	Counterparts. This Agreement may be executed in one or more counterparts including counterparts transmitted by telecopier or facsimile, each of which shall be deemed an original, but all of which signed and taken together, shall constitute one document.
9.6	Binding Effect; Transfer; Assignment. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns. No Party may assign or transfer all or any part of its rights or obligations under this Agreement without the other Party's prior written consent, except that the Purchaser may transfer or assign its rights and obligations under this Agreement to one of its Controlled Affiliates.
9.7	Costs. Each Party shall bear its own expenses in negotiating, preparing, executing and performing this Agreement and shall bear liability for applicable taxes and duties relating to the transactions contemplated herein.
9.8	Process Agent. The Seller hereby appoints KKR Asia Limited, Level 56, Cheung Kong Center, 2 Queen's Road Central, Hong Kong as its agent to receive and acknowledge on its behalf service of any writ, summons, order, judgment or other notice of legal process in Hong Kong. If for any reason the agent named above (or its successor) no longer serves as agent of the Seller for this purpose, the Seller shall promptly appoint a successor agent and notify the Purchaser in writing. The Seller agrees that any such legal process shall be sufficiently served on it if delivered to such agent for service at its address for the time being in Hong Kong whether or not such agent gives notice thereof to the Seller.
[The remainder of this page is intentionally left blank]

IN WITNESS WHEREOF this Agreement has been executed on the day and year first above written.

KKR CHINA HEALTHCARE INVESTMENT LIMITED

By:	/s/ William J. Janetschek
Name:	William J. Janetschek
Title:	Director

GOLDEN MEDITECH HOLDINGS LIMITED

By:	/s/ Yuen Kam
Name:	Yuen Kam
Title:	Director